Mail Stop 4561

September 1, 2009

Mr. Regis Kwong
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **File No. 000-51725**

Dear Mr. Kwong:

We have reviewed your response letter dated August 14, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2009.

Form 10-K/A (Amendment No. 2) For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition

Software and system services, page F-15

1. Your response to prior comment 3 states that you have determined your software and systems arrangements to be outside of the scope of SOP 97-2, however, your

revised disclosure on page F-15 indicates that you are accounting for these arrangements in accordance with SOP 97-2. Please explain. Further, please confirm your understanding that the number of deliverables included in your arrangements is not determinative of the literature applied. In this regard, your arrangements should be accounted for pursuant to SOP 97-2 if they meet the scope requirements of paragraph 2 of that standard.

2. Our understanding, based on your two responses to date, is that your first year "warranty" services, which are renewable after twelve months as "maintenance services," are essentially the same. That is, they both appear to provide customers with access to telephone support as software is being operated by your customers, as well as remote upgrades on a when-and-if-available basis and enhancements as part of the normal maintenance for software, consistent with PCS arrangements as described in the final paragraph of the Glossary of SOP 97-2. Please provide a more detailed explanation of exactly how these two service offerings differ, and what, if any, "warranty" obligations you have following the first twelve months of the arrangement, for example, if your customization services have not yet been completed, or if the customer's payment for any portion of the arrangement is past due or is subject to extended payment terms. Your response should include your consideration of the guidance set forth in TPA 5100.43.

3. We note from your response to prior comment 4 that these projects take "more than three months to complete." With regard to your normal and customary payment terms of six to twelve months, tell us how these payment terms compare to the length of time the customization services are provided to your customers. Please explain the relationship between the period during which you provide your services, the expected time the customer is expected to use the customized software and your normal and customary payment terms. Provide an in-depth discussion of how you determined that "since the software services are customized, there is no risk of obsolescence" as it is unclear how customization of software would reduce its susceptibility to obsolescence. Refer to paragraph 27 of SOP 97-2.

4. Your response to prior comment 7 indicates that the majority of your accounts receivable at December 31, 2008 had been granted extended payment terms and that six months later, on June 30, 2008, only 24% of these amounts had been collected. You also state that "extension of payment terms is only considered when the outstanding payments are overdue." Please explain in greater detail, the reason why the customer payments are overdue. That is, our understanding from your response of June 17, 2009 is that your customers are primarily "top Chinese Telecom carriers" and your discussion in the liquidity section states that these customers "have monopoly power in the market over service or equipment suppliers." It therefore appears that your extension of payment terms is based upon market conditions, rather than lack of creditworthiness on the part of your

customers. Please explain, in greater detail, why you appear to have adopted a business practice of subsequently extending the original payment terms at the request of customers who would appear to have the ability to pay within the terms of the original agreements.

5. For each period presented, quantify the amounts of receivables that are attributable to Datamining Services and to Software Services. Clarify to which segment your standard payment terms of six to twelve months and your practice of extending payment terms applies. Further, provide a detailed analysis that supports your history of successfully collecting your accounts receivable without making concessions, including balances for which payment terms have been extended.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief